Exhibit 21.1
Brigham Minerals, Inc.
List of Subsidiaries

Name	Jurisdiction of Organization
BMI Sub A, LLC	Delaware
BMI Sub B, LLC	Delaware
BMI Sub C, LLC	Delaware
BMI Sub D, LLC	Delaware
BMI Sub E, LLC	Delaware
Brigham Minerals, LLC	Delaware
Brigham Minerals Holdings, LLC	Delaware
Brigham Resources, LLC	Delaware
Brigham Resources Management, LLC	Delaware
Brigham Resources Management Holdings, Inc.	Delaware
Rearden Minerals, LLC	Delaware
Vento Energy, LLC	Delaware